UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-38712

 Pintec Technology Holdings Limited

(Exact name of registrant as specified in its charter)

3rd Floor, No. 11 Building,
No. 109 Yard Tianjizhigu,
Jinghai 3rd Street, BDA, Beijing,
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

 INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 16, 2023, the Board of Directors (the “Board”) of Pintec Technology Holdings Limited (the “Company”) received a resignation letter from Ms. Xueping NING, a member of the Board and a member of the Board’s Audit Committee and Compensation Committees, effective on August 18, 2023. Ms. Ning’s resignation is due to her personal reason and not because of any disagreement with the Company, its management or its other directors.

On August 16, 2023, the Board appointed Mr. Dawei Chen as a member of the Board and a member of the Board’s Audit Committee and Compensation Committees, effective on August 18, 2023, to fill the vacancy following the resignation of Ms. Xueping NING.

Mr. Dawei Chen, age 50, has served as the Chief Financial Officer of Skillful Craftsman Education Technology Limited (Nasdaq: EDTK) since August 2021 and served as its Chief Strategy Officer from January 2021 to August 2021. Mr. Chen was the vice president of Wuhan Incar Technology Co. Ltd. from January 2018 to February 2020. Mr. Chen had served in several senior positions with leading multinational corporations and consulting firms, where he gained extensive experience in strategic planning and management consultancy. Over the past ten years, Mr. Chen focused on equity investment, with more than 20 successful IPOs and M&A transactions mainly in education, high-end manufacturing, IT infrastructure, Blockchain technology, and e-commerce. Additionally, Mr. Chen served as a senior consultant for several Chinese companies listed abroad and took key roles in financing advisory and investor relations. Mr. Chen holds a bachelor’s degree from Beijing University of Posts and Telecommunications (BUPT), a Master of Engineering degree from Beijing Jiaotong University (BJTU) and an MBA degree from Concordia University in Canada.

There are no arrangements or understandings between Mr. Chen and any other person pursuant to which Mr. Chen was appointed as a director of the Company.  In addition, there is no family relationship between Mr. Chen and any director or executive officer of the Company. The Board deems Mr. Chen an “independent director” as defined by NASDAQ Rule 5605(a)(2).

In connection with his appointment, the Company entered into a director agreement with Mr. Chen (the “Agreement”) on August 18, 2023.  Under the terms of the Agreement, Mr. Chen shall receive from the Company a fee in the amount of $nil for each year of his director services.  The Agreement imposes certain customary confidentiality and non-disclosure obligations on Mr. Chen customary for the agreements of this nature. The foregoing description is merely a summary of the Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

Exhibits Index

Exhibit No.	Description
10.1	Director Agreement by and Between Pintec Technology Holdings Limited and Dawei Chen dated August 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2023

Pintec Technology Holdings Limited

By:	/s/ Zexiong Huang

Name:	Zexiong Huang

Title:	Chief Executive Officer